Contact Information:
Stephen Green
Senior Vice President,
General Counsel and Secretary
IHS Inc.
15 Inverness Way East
Englewood, CO 80112
212-850-8543 (direct dial)
212-850-8540 (facsimile)

May 6, 2009

Mr. Craig Wilson

Sr. Asst. Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IHS Inc.
Form 10-K for the Fiscal Year Ended November 30, 2008
Filed February 26, 2009 [January 23, 2009]
Form 10-Q for the Quarter Ended February 28, 2009
Filed March 25, 2009
File No. 000-26068

Dear Mr. Wilson:

This letter responds to comments of the Staff of the Securities and Exchange Commission in your letter dated April 23, 2009, regarding the filings referenced above.  For your convenience, we have repeated each of the Staff’s comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 39

1.              Please consider expanding this section to include known trends, demands, commitments, events and uncertainties.  This disclosure should provide material historical and prospective disclosure enabling investors to assess your financial condition and results of operations, with particular emphasis on your prospects for the future.  For example, you state on page 21 that “acquisitions play a key role in expanding [y]our information domain leadership and driving profitable growth.”  We note your historical disclosure regarding the company’s acquisitions over the past three years, but consider discussing the trends and uncertainties related to future acquisitions that will have, or are reasonably likely to have, a material impact on your liquidity, capital resources, or results of operations.  See SEC Release No. 33-8350.

We have examined the disclosures referenced in your comment and specifically consulted SEC Release 33-8350.  We understand the guidance to address events that will have, or are reasonably likely to have, a material impact on our liquidity, capital resources, or results of operations.  As that relates to our focus on acquisitions, we have historically funded our acquisitions primarily with cash flow from operations.  On our larger acquisitions, we have also accessed our revolving credit facility or issued equity in addition to using cash flow from operations to finance the acquisitions.  In the future, we anticipate having these resources available to us for acquisitions and we will analyze each potential acquisition to utilize the most advantageous financing method in each case.  We believe our disclosures for fiscal 2008 provide investors with sufficient information to understand the ongoing impact of our acquisition strategy on our liquidity, capital resources, and results of operations.  We will continue to assess the likely consequences of this strategy on our liquidity, capital resources, results of operations and overall business in the future, and if this assessment indicates to us that material trends or uncertainties exist that are not already evident in our existing disclosures, we will disclose them.

Critical Accounting Policies and Estimates

Goodwill, page 46

2.              We note your statement that the use of different estimates, assumptions or methods could result in an impairment charge.  Please tell us what consideration you gave to disclosing the significant assumptions you used in performing your impairment test as well as quantitative and qualitative disclosure of the sensitivity of your goodwill valuation to changes in your methodologies or assumptions.  See Section V of SEC Release 33-8350.

We have examined the disclosures referenced in your comment and specifically consulted Section V of SEC Release 33-8350.  We understand the guidance to address providing greater insight into the quality and variability of information regarding financial condition and operating performance.  With regards to our material assumptions related to Goodwill, our revenue growth rate and discount rate are the two most significant assumptions used in our impairment testing.  As part of our analysis, we perform a sensitivity analysis on these assumptions.  For 2008 and prior years, we found that there was no impairment indicated across all reasonable assumption levels using ranges for both revenue growth rate and discount rate.

As a further analysis, we compared our market capitalization to the calculated fair value of all our reporting units.  Based upon this measurement, we believe that our market capitalization supported the assumptions used in determining the fair values.

We also noted that our market capitalization as of November 30, 2008 was $2.3 billion versus a total stockholder’s equity balance of $801 million.

Given that the results of our SFAS 142 analysis would have been the same under the range of reasonable assumptions, we did not believe that it was necessary to provide additional information about those assumptions and sensitivities.  Based on the results of these analyses, we believe that our Critical Accounting Policies and Estimates disclosure within MD&A are appropriate.

Contractual Obligations and Commercial Commitments, page 57

3.              We note that you have $96 million in short-term debt on your balance sheet as of November 30, 2008.  Please explain your basis for not including these amounts in your contractual obligations table.  See Item 303(a)(5) of Regulations S-K.

The $96 million of debt as reported at November 30, 2008 was classified as short term.  As such, we do not believe this type of debt meets the reporting criteria of 303 (a)(5) of Regulation S-K which relates to long term debt.  In addition, this debt was borrowed under our revolving credit facility which does not dictate specific payment requirements.  Instead, we have the discretion to draw and/or repay amounts pursuant to our business needs and cash management activities.  Furthermore, we believe that the disclosure in Footnote 11 and within the Liquidity and Capital Resources section on page 56 provide an adequate description of the facility.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 67

4.              Please tell us how you considered paragraph 23(c) of FAS 95 and paragraph A96 of SFAS No. 123R.  In this regard, we note that you have not disclosed the amount of excess tax benefits as a separate line item within operating cash flows.  Also, please reconcile the amounts in the “tax benefit from equity compensation plans” line item in your consolidated statements of cash flow to the amounts in the “excess tax benefit on vested shares” line item in your consolidated statement of changes in stockholder’ equity.

FASB Statement No. 95, Statement of Cash flows, as amended by FASB Statement 123(R), Share-based Payment, requires that the realized tax benefit related to the excess of the deductible amount over the compensation cost recognized be classified in the statement of cash flows as a cash inflow from financing activities and a cash outflow from operating activities.  We have classified this tax benefit as an inflow within financing activities and the associated cash outflow is reflected within the change in income taxes payable in the cash from operating activities section.  In aggregate, we believe that we have appropriately reflected the correct amount of operating cash flow within the cash flow statement.  In addition, we believe that the separate disclosure of the excess realized tax benefit within the financing section of the cash flow statement provided the appropriate visibility to the impact on cash flows from share based awards.

With regard to the difference between our excess tax benefit in the Consolidated Statements of Cash Flows and our Statement of Changes in Stockholder’s Equity, please note the following. FASB Statement 123(R) indicates if a deduction reported on a tax return exceeds the book compensation expense the tax benefit related to the excess tax compensation will be recorded as an increase to APIC.  It further states that a tax benefit must be a realized reduction to taxes payable in order to record the tax benefit and increase the APIC tax pool.  In determining if a tax benefit has been realized, we must determine if the current tax payable is reduced as a result of the excess compensation.  We are currently in an excess Foreign Tax Credit (FTC) position and, as a result, our current taxes payable on the return would remain at the same amount, regardless of whether we benefit from excess compensation benefits.  Based on our review of interpretative literature, there are two methodologies that are acceptable in this situation:  the “follow the tax law” approach and the “with-and-without approach.”  We have adopted the “follow the tax law” approach which utilizes current year deductions prior to credits.  Under this methodology the excess compensation does not create a deferred tax asset that is disallowed under FAS123R but rather the unutilized credits create the deferred tax item.

The amounts within the “excess tax benefit on vested shares” line item in our Consolidated Statement of Changes in Stockholder’s Equity represents the net excess tax benefit for all shares that vested during fiscal 2008.  The amounts within the “tax benefit from equity compensation plans” line item in our Consolidated Statements of Cash Flows represents the “actual” cash payment reduction of the excess of the payment required as a result of using our FTCs first, as they would have been available to reduce the estimated payments had the equity based compensation expense not been realized.  In a period when the cash is affected, we record the actual cash benefit on the APIC line in the financing section of the cash flow statement.  This can be less than or greater than the amounts recorded in the statement of changes in stockholder’s equity for a given period but over time these amounts will equal on both statements on a cumulative basis.

We believe that the method of our calculation of the cash impact provides a very accurate and precise accounting of the real cash impact and hence we believe that our cash flow presentation is appropriate.

Notes to Consolidated Financial Statements

3. Acquisitions, page 75

5.    Tell us how you considered the disclosure required by paragraph 54 of SFAS 141.

We evaluated our acquisitions for the fiscal years 2008, 2007 and 2006 relative to the business as a whole and determined that, both individually and in aggregate, these were not material per the requirements of SFAS 141 paragraph 54.  Therefore, we did not view it necessary to provide pro forma financial statements.  Our acquisition strategy has been focused on acquisitions that provide a strategic/synergistic fit by filling gaps within our targeted information domains, adding capabilities to our suite of technologies and online tools, and enhancing our portfolio of products and services.  The impact of acquisitions in aggregate is discussed in our MD&A to provide investors with a view of the impact on revenue when comparing the results from year to year.

As part of our analysis, we also evaluated our acquisitions pursuant to Rule 3-05 of Regulation S-X which further demonstrated that, both individually and in aggregate, the acquisitions did not meet the criteria to provide pro forma financial statements.

16. Employee Retirement Benefits, page 94

6.              We note that you have used an expected long-term rate of return on plan assets of 8.25% for your U.S. defined benefit pension plans since 2005.  Please tell us how you considered the impact of current market conditions on your determination of the expected return as of November 30, 2008.

The expected long-term rate of return on plan assets should reflect the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation.  In estimating that rate, we have given appropriate consideration to the returns being earned by the plan assets in the fund and the rates of return expected to be available for reinvestment.  We have historically utilized this approached in determining our expected rate of return.

The target asset allocation within our defined benefit plan continues to be heavily weighted towards equity assets.  The 8.25% expected return on asset assumption as of November 30, 2008 was developed using the most recently available capital market assumptions at that time.  Market events occurring between the prior measurement date of November 30, 2007 and the most recent measurement date of November 30, 2008 have impacted our capital market assumptions as follows:

•                  an expectation for slightly higher equity returns going forward given the recent market declines; and

•                  an expectation for increased market volatility going forward.

22. Quarterly Results of Operations (Unaudited), page 105

7.              Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K which requires you to present gross profit within selected quarterly financial data.  Alternatively, tell us how you considered presenting cost of revenues as allowed by Question 3 of SAB Topic 6.G.

We have reviewed the requirements of Item 302 (a) (1) of Regulation S-K and believe we are in compliance with the regulation.  We have not historically reported gross profit in any reporting period, which is consistent with peers in our industry.  In addition, the revenue, net income, and EPS that has been disclosed represent the most meaningful data points in our industry.  In the future, we intend to report costs of revenue per SAB topic 6.G.

Item 13, Certain Relationships and Related Transactions, and Director Independence, page 107

Incorporated by Reference to Definitive Proxy Statement Filed March 27th, 2009

Review and Approval of related Party Transactions, page 53

8.              You state that the Nominating and Corporate Governance Committee Charter and the IHS Code of Business Conduct and Ethics describe the Nominating and Corporate Governance Committee’s responsibility to evaluate and pre-approve any related party transaction.  Please describe in your Form 10-K the material features of the policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.

We note and understand your comment regarding the material features of our policies and procedures regarding the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K.  While we believe our current disclosure provided our investors and other readers with adequate information to understand our responsible parties and the policies and procedures on related party transactions, we hereby undertake to the Commission that in future proxy statements, with appropriate incorporation into our disclosures on Form 10-K, we will augment the references to our publicly disclosed policies with additional descriptions substantially similar to the following in under the heading “Review and Approval of Related Party Transactions”:

Our Nominating and Corporate Governance Committee must evaluate, and, if appropriate, pre-approve any related party transaction.  This responsibility is described in the Nominating and Corporate Governance Committee Charter as well as the IHS Code of Business Conduct and Ethics.  Under those policies, related party transactions are included in the scope of the Committee’s role in reviewing all potential conflicts of interest involve our executive officers and directors.  Although it would not be possible to describe every situation in which a conflict of interest may arise, the following are examples provided in our Code of Business Conduct and Ethics to illustrate situations that may constitute a conflict of interest:

•                  working, in any capacity, for a competitor, customer, or supplier while employed by the Company;

•                  accepting gifts of more than modest value or receiving personal discounts or other benefits as a result of your position in the Company from a competitor, customer, or supplier;

•                  competing with the Company for the purchase or sale of property, services, or other interest;

•                  having an interest in a transaction involving the Company, a customer, or supplier (other than in the ordinary course of your duties for the Company);

•                  receiving a loan or guarantee of an obligation as a result of your position with the Company; or

•                  directing business to a supplier owned or managed by, or which employs, a relative or friend.

In order to avoid conflict of interests, each of the Company’s officers and directors must disclose to the IHS Inc. General Counsel any transaction or relationship that reasonably could be expected to give rise to such a conflict.  The General Counsel shall notify the Nominating and Corporate Governance Committee of any such disclosure.  Potential conflicts of interests involving the General Counsel shall be disclosed directly to the Nominating and Corporate Governance Committee.

Exhibits

9.              We note that you filed the credit agreement as an exhibit to a Form 8-K on September 13, 2007 and merger agreement with Global Insight as an exhibit to your Form 10-Q filed on September 30, 2008, but did not list either agreement in the exhibit index of the Form 10-K. The exhibit index for the Form 10-K must list each exhibit required in the Form even if it was previously filed.  Please refer to Regulations S-K Compliance and Disclosure Interpretation 146.02 available at http://idea.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

We understand the Staff’s comment and the guidance provided in Regulation S-K Compliance and Disclosure Interpretation 146.02.  While we do not believe that the omission of references to the two previously filed exhibits referenced above constitute a material deficiency that warrants the filing of an amendment to our most recent Form 10-K, we hereby undertake to carefully consider the Staff’s comment and include all such exhibits that have been filed during the course of the year, including with a periodic filing or Form 8-K, in the exhibit index to each of our future annual reports on Form 10-K.

10.         Please tell us why you have not filed the following agreements as exhibits to your Form 10-K pursuant to Item 601(b)(10) of Regulation S-K:

•                  2008 Annual Incentive Plan;

•                  registration rights agreements with Augustus Limited, Tak Tent and Urvanos; and

•                  Indemnification agreement with TBG Holdings.

With respect to the exhibits mentioned in the Commission’s comment above, please see the following explanation.  The “2008 Annual Incentive Plan” referenced in our Definitive Proxy Statement filed March 27, 2009, is not a required exhibit under 601(b)(10) of Regulation S-K.   The 2008 Annual Incentive Plan is a disclosure document that communicates the general terms and conditions of cash-based awards to eligible employees.  Specific terms applicable to each individual award are communicated to each eligible employee.

We note that, with respect to the annual cash-based incentive awarded to each Named Executive Officer, we determined that Item 402 of Regulation S-K required disclosure of all terms of these cash awards to Named Executive Officers (along with complete disclosure of all other compensation arrangements) in our Definitive Proxy Statement.  Accordingly, you will find in the Compensation Discussion and Analysis section of our Definitive Proxy Statement, under a heading “Short-Term Incentives,” a complete disclosure of all terms and features of the 2008 cash-based incentives awarded to our Named Executive Officers.

With respect to the registration rights agreements previously entered into with Augustus Limited and Tak Tent, respectively, we did not believe that either of these agreements warranted inclusion in our exhibit index.  In early 2008, the shares of our Class A Common Stock held by each of these shareholders became resalable under Rule 144 and each shareholder was able to have restrictive legends removed from their shares.  In addition, as of the end of our 2008 fiscal year, neither of those shareholders was an affiliate and neither held at least five percent of our Class A Common Stock.  Please note that each of these agreements was previously filed as an exhibit in a filing with the Commission (specifically, a Registration Statement on Form S-3, Registration No. 333-141512).

With respect to the March 2005 Indemnification Agreement with TBG Holdings (previously filed with the Commission as an exhibit to our Registration Statement on Form S-1, Registration No. 333-122565) and the registration rights agreement with Urvanos (previously filed with the Commission as an exhibit to our Registration Statement on Form S-3, Registration No. 333-141512), we hereby undertake to the Commission that we will include a reference to each agreement in our exhibit index in all future filings of our annual report on Form 10-K for so long as each reference is required.

Power of Attorney, Exhibit 24

11.       The Power of Attorney you have filed has not been signed using manual, typed, duplicated or facsimile signatures, as required by Rule 12b-11(d) under the Securities Exchange Act of 1934.  Please amend your Form 10-K to file a power of attorney that has been signed in one of the foregoing ways by a majority of your board of directors.

The Power of Attorney filed as an exhibit to our Form 10-K for the fiscal year ended November 30, 2008, was in fact manually signed by each member of our board of directors as required by Rule 12b-11(d) under the Exchange Act.  These signatures have been retained in our files and will be available for no fewer than five years.  At the Staff’s request, we will gladly provide you with copies of these signatures or signatures to any of our prior filings.  In future filings, including our annual reports on Form 10-K, we will verify that all formats of each filing, including electronic versions, accurately reflect and include all signatures.

Certification, Exhibits 31.1 and 31.2

12.       In future filings, please revise the certifications by your Principal Executive Officer and Principal Financial Officer so as not to include the certifying individual’s title at the beginning of the certifications.  Ensure that the certifications by the chief executive and chief financial officers are set forth exactly as they appear in Item 601 (b)(31) of Regulation S-K.. We note that paragraph 4(b) of your certification varies from the wording set forth in Item 301(b)(31) of Regulation S-K.

We hereby confirm that in future filings with the Commission we will revise the certifications by our Principal Executive Officer and Principal Financial Officer so as not to include the certifying individual’s title at the beginning of the certifications.  In addition, we will ensure that each such certification will be set forth exactly as it appears in Item 601(b)(3) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended February 29, 2008

13.       We note your disclosure that the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures “are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion.”  In your response letter, please confirm, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the  Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management to allow timely decisions regarding required disclosure.  In future filings, please expressly tie your effectiveness conclusion to disclosure controls and procedures as set out in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, or recite the entire definition.

With respect to disclosures made in our quarterly periodic reports, we  hereby confirm that our Chief Executive Officer and Chief Financial Officer each concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms, and to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management to allow timely decisions regarding required disclosure.   In future filings, we will expressly tie such conclusions regarding effectiveness to the disclosure controls and procedures as set out in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, or recite the entire definition.

* * *

In responding to your comments, we acknowledge that:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please call me at 212-850-8543.

Sincerely,

/s/ Stephen Green
Stephen Green
General Counsel and Secretary